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                                                                  EXHIBIT (a)(9)


Media Relations               Investor Relations         Analyst Relations
Daniel Perez Whitaker         Abraham Rodriguez          Jose Antonio Gonzalez
(52 81) 8152-2747             (52 81) 8328-3631          (212) 317-6017
daniel_pw@cemex.com           arodriguez@cemex.com       josegonzalez@cemex.com


                            [GRAPHIC REMOVED HERE]


                   CEMEX LAUNCHES TENDER OFFER TO ACQUIRE ALL
                OUTSTANDING SHARES OF PUERTO RICAN CEMENT COMPANY

MONTERREY, MEXICO, AND SAN JUAN, PUERTO RICO, July 1, 2002. -- CEMEX, S.A. de C.V. ("CEMEX", NYSE: CX), through its subsidiary, Tricem Acquisition, Corp. ("Tricem"), announced today the launch of a tender offer to acquire all outstanding shares of Puerto Rican Cement Company ("PRCC", NYSE: PRN) for US$35 per share net to the selling holders in cash. The offer will expire on Monday, July 29th, 2002 at 12:00 midnight, New York time, unless the offer is extended.

As previously announced, CEMEX has entered into a definitive agreement with PRCC for CEMEX to launch a tender offer for all outstanding shares of PRCC. This transaction was unanimously approved by all of the directors present at meetings of the boards of both PRCC and Tricem, and is subject to the tender of a majority of the outstanding shares of PRCC, regulatory approvals, and other customary closing conditions.

Goldman, Sachs & Co. is acting as financial advisor to CEMEX. UBS Warburg, LLC is acting as financial advisor and is providing a fairness opinion regarding the transaction, for PRCC.

Copies of the tender offer can be obtained from Georgeson Shareholder Communications Inc., the information agent for the tender offer, at 1-800-616-5497. A copy of the tender offer has also been filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a copy of these documents filed by CEMEX with the commission at www.sec.gov.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.



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This press release is for informational purposes only. The solicitation of offers to buy PRCC shares will only be made pursuant to the offer to purchase and related materials that Tricem will file and will send to PRCC shareholders. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.